TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached:									Reed Elsevier plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights									X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issues to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the
notification obligation:									Lloyds Banking Group plc

4. Full name of shareholder(s) (if different
from 3.):									See Section 9

5. Date of the transaction and date on
which the threshold is crossed or
reached:									3 March 2009

6. Date on which issuer notified:									4 March 2009

7. Threshold(s) that is/are crossed or
reached:								Decrease to below 5% Direct/Indirect

8. Notified details:

A: Voting rights attached to shares

Class/type of
shares	Situation previous
if possible using	to the Triggering
the ISIN CODE	transaction			Resulting situation after the triggering transaction

	Number		Number	Number		Number of voting		% of voting rights
	of		of	of shares		rights
	Shares		Voting	—		—
	—		Rights
				Direct		Direct	Indirect	Direct	Indirect

Ord 14.44p	59,208,358		59,208,358	N/A		N/A	N/A	N/A	N/A

GB00B2B0DG97

B: Financial Instruments

Resulting situation after the triggering transaction

Number of voting
rights that may be
acquired if the
Type of financial		Expiration					instrument is		% of voting
instrument		date		Exercise/ Conversion Period/ Date			exercised/ converted.		rights

N/A

Total (A+B)

Number of voting rights					% of voting rights

N/A					N/A

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A
Proxy Voting:

10. Name of the proxy holder:									N/A

11. Number of voting rights proxy holder will cease
to hold:									N/A

12. Date on which proxy holder will cease to hold
voting rights:									N/A

Notification using the total voting rights figure of
13. Additional information:									1,102,814,487

14. Contact name:									Kenny Melville

15. Contact telephone number:									0131 243 8671